SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

PT’S SHARE BUY BACK PROGRAMME REACHES MORE THAN 4%

Pursuant to the terms and for the purposes of subparagraph a) of no.1 of article 11 of the Portuguese Securities Market Commission Regulation no. 04/2004, Portugal Telecom, SGPS, S.A. (“PT”) announces that, according with the program of own shares acquisition approved at the AGM held on 2 April 2004, has acquired since 5 April 2004 on the Euronext Stock Exchange a total of 54,225,108 PT Shares equivalent to 4.32% of its share capital, as follows:

5 April 2004 - Acquisition of 640,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  20,000 PT shares at Euro 8.99 per share
  50,000 PT shares at Euro 9.00 per share
  3,000 PT shares at Euro 9.01 per share
  17,139 PT shares at Euro 9.02 per share
  36,000 PT shares at Euro 9.03 per share
  13,000 PT shares at Euro 9.04 per share
  93,000 PT shares at Euro 9.05 per share
  5,861 PT shares at Euro 9.06 per share
  52,565 PT shares at Euro 9.07 per share
  48,500 PT shares at Euro 9.08 per share
  53,000 PT shares at Euro 9.09 per share
  57,105 PT shares at Euro 9.10 per share
  15,000 PT shares at Euro 9.11 per share
  65,754 PT shares at Euro 9.12 per share
  28,881 PT shares at Euro 9.13 per share
  55,000 PT shares at Euro 9.14 per share
  26,195 PT shares at Euro 9.15 per share

6 April 2004 - Acquisition of 500,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  2,500 PT shares at Euro 8.90 per share
  2,500 PT shares at Euro 8.92 per share
  10,000 PT shares at Euro 8.93 per share
  5,000 PT shares at Euro 8.94 per share
  30,500 PT shares at Euro 8.95 per share
  4,812 PT shares at Euro 8.96 per share
  5,000 PT shares at Euro 8.97 per share
  54,188 PT shares at Euro 8.98 per share
  33,000 PT shares at Euro 8.99 per share
  100,500 PT shares at Euro 9.00 per share
  50,247 PT shares at Euro 9.01 per share
  151,461 PT shares at Euro 9.02 per share
  45,500 PT shares at Euro 9.03 per share
  1,792 PT shares at Euro 9.04 per share
  3,000 PT shares at Euro 9.05 per share

7 April 2004 - Acquisition of 500,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  57,993 PT shares at Euro 8.90 per share
  10,000 PT shares at Euro 8.93 per share
  1,500 PT shares at Euro 8.94 per share
  5,000 PT shares at Euro 8.95 per share
  7,081 PT shares at Euro 8.96 per share
  25,808 PT shares at Euro 8.97 per share
  173,937 PT shares at Euro 8.98 per share
  109,308 PT shares at Euro 8.99 per share
  109,373 PT shares at Euro 9.00 per share

8 April 2004 - Acquisition of 225,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  12,348 PT shares at Euro 8.99 per share
  67,439 PT shares at Euro 9.00 per share
  46,227 PT shares at Euro 9.01 per share
  60,750 PT shares at Euro 9.02 per share
  8,000 PT shares at Euro 9.03 per share
  30,236 PT shares at Euro 9.04 per share

13 April 2004 - Acquisition of 700,000 PT shares, equivalent to 0.06% of PT’s share capital, as follows:

  54,000 PT shares at Euro 9.05 per share
  22,279 PT shares at Euro 9.06 per share
  102,352 PT shares at Euro 9.07 per share
  54,300 PT shares at Euro 9.08 per share
  55,264 PT shares at Euro 9.09 per share
  131,515 PT shares at Euro 9.10 per share
  82,201 PT shares at Euro 9.11 per share
  67,091 PT shares at Euro 9.12 per share
  22,472 PT shares at Euro 9.13 per share
  54,507 PT shares at Euro 9.15 per share
  24,889 PT shares at Euro 9.16 per share
  29,130 PT shares at Euro 9.17 per share

14 April 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  1,244 PT shares at Euro 9.04 per share
  23,766 PT shares at Euro 9.05 per share
  22,500 PT shares at Euro 9.06 per share
  76,824 PT shares at Euro 9.07 per share
  19,012 PT shares at Euro 9.08 per share
  143,552 PT shares at Euro 9.09 per share
  112,622 PT shares at Euro 9.10 per share
  49,665 PT shares at Euro 9.11 per share
  38,316 PT shares at Euro 9.12 per share
  5,000 PT shares at Euro 9.13 per share
  22,189 PT shares at Euro 9.14 per share
  45,048 PT shares at Euro 9.15 per share
  30,262 PT shares at Euro 9.16 per share
  20,000 PT shares at Euro 9.17 per share

15 April 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  31,223 PT shares at Euro 9.12 per share
  31,000 PT shares at Euro 9.13 per share
  115,180 PT shares at Euro 9.14 per share
  194,325 PT shares at Euro 9.15 per share
  28,000 PT shares at Euro 9.16 per share
  15,000 PT shares at Euro 9.17 per share
  148,642 PT shares at Euro 9.18 per share
  46,630 PT shares at Euro 9.19 per share

16 April 2004 - Acquisition of 800,000 PT shares, equivalent to 0.06% of PT’s share capital, as follows:

  5,000 PT shares at Euro 9.03 per share
  5,000 PT shares at Euro 9.04 per share
  5,000 PT shares at Euro 9.05 per share
  5,000 PT shares at Euro 9.06 per share
  10,000 PT shares at Euro 9.07 per share
  12,500 PT shares at Euro 9.08 per share
  47,897 PT shares at Euro 9.09 per share
  38,154 PT shares at Euro 9.10 per share
  5,000 PT shares at Euro 9.11 per share
  14,447 PT shares at Euro 9.12 per share
  91,114 PT shares at Euro 9.13 per share
  12,500 PT shares at Euro 9.14 per share
  22,500 PT shares at Euro 9.15 per share
  36,723 PT shares at Euro 9.16 per share
  91,328 PT shares at Euro 9.17 per share
  82,827 PT shares at Euro 9.18 per share
  185,280 PT shares at Euro 9.19 per share
  129,730 PT shares at Euro 9.20 per share

30 April 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  5,000 PT shares at Euro 8.97 per share
  39,135 PT shares at Euro 9.00 per share
  15,000 PT shares at Euro 9.02 per share
  44,712 PT shares at Euro 9.03 per share
  99,230 PT shares at Euro 9.04 per share
  129,459 PT shares at Euro 9.05 per share
  91,967 PT shares at Euro 9.06 per share
  163,556 PT shares at Euro 9.07 per share
  18,988 PT shares at Euro 9.08 per share
  528 PT shares at Euro 9.10 per share
  2,425 PT shares at Euro 9.15 per share

3 May 2004 - Acquisition of 310,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  252 PT shares at Euro 9.04 per share
  2,500 PT shares at Euro 9.09 per share
  14,133 PT shares at Euro 9.10 per share
  9,273 PT shares at Euro 9.13 per share
  77,200 PT shares at Euro 9.14 per share
  87,361 PT shares at Euro 9.15 per share
  95,802 PT shares at Euro 9.16 per share
  23,479 PT shares at Euro 9.17 per share

4 May 2004 - Acquisition of 500,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  3,173 PT shares at Euro 9.12 per share
  35,000 PT shares at Euro 9.15 per share
  17,736 PT shares at Euro 9.16 per share
  133,313 PT shares at Euro 9.17 per share
  148,657 PT shares at Euro 9.18 per share
  88,534 PT shares at Euro 9.19 per share
  73,587 PT shares at Euro 9.20 per share

5 May 2004 - Acquisition of 250,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  6,553 PT shares at Euro 9.11 per share
  5,000 PT shares at Euro 9.12 per share
  9,947 PT shares at Euro 9.13 per share
  20,500 PT shares at Euro 9.14 per share
  94,485 PT shares at Euro 9.15 per share
  78,599 PT shares at Euro 9.16 per share
  34,916 PT shares at Euro 9.17 per share

6 May 2004 - Acquisition of 205,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  5,000 PT shares at Euro 9.09 per share
  16,000 PT shares at Euro 9.11 per share
  88,610 PT shares at Euro 9.12 per share
  11,500 PT shares at Euro 9.13 per share
  9,500 PT shares at Euro 9.14 per share
  54,390 PT shares at Euro 9.15 per share
  19,000 PT shares at Euro 9.16 per share
  1,000 PT shares at Euro 9.17 per share

7 May 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  30,000 PT shares at Euro 8.95 per share
  8,500 PT shares at Euro 8.96 per share
  45,000 PT shares at Euro 8.97 per share
  90,928 PT shares at Euro 8.98 per share
  40,356 PT shares at Euro 8.99 per share
  131,775 PT shares at Euro 9.00 per share
  17,441 PT shares at Euro 9.01 per share
  13,500 PT shares at Euro 9.02 per share
  31,500 PT shares at Euro 9.03 per share
  15,000 PT shares at Euro 9.04 per share
  22,000 PT shares at Euro 9.05 per share
  34,500 PT shares at Euro 9.06 per share
  14,500 PT shares at Euro 9.07 per share
  8,500 PT shares at Euro 9.08 per share
  72,500 PT shares at Euro 9.09 per share
  34,000 PT shares at Euro 9.10 per share

10 May 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  15,000 PT shares at Euro 8.60 per share
  5,000 PT shares at Euro 8.62 per share
  4,000 PT shares at Euro 8.63 per share
  17,500 PT shares at Euro 8.64 per share
  53,548 PT shares at Euro 8.65 per share
  10,000 PT shares at Euro 8.66 per share
  19,500 PT shares at Euro 8.67 per share
  67,500 PT shares at Euro 8.68 per share
  71,602 PT shares at Euro 8.69 per share
  59,500 PT shares at Euro 8.70 per share
  13,350 PT shares at Euro 8.71 per share
  2,000 PT shares at 8.72 per share
  29,000 PT shares at Euro 8.73 per share
  24,500 PT shares at Euro 8.74 per share
  8,000 PT shares at Euro 8.75 per share

11 May 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  10,000 PT shares at Euro 8.57 per share
  40,000 PT shares at Euro 8.58 per share
  15,000 PT shares at Euro 8.59 per share
  25,000 PT shares at Euro 8.60 per share
  3,480 PT shares at Euro 8.61 per share
  12,763 PT shares at Euro 8.62 per share
  51,212 PT shares at Euro 8.63 per share
  40,000 PT shares at Euro 8.64 per share
  46,288 PT shares at Euro 8.65 per share
  52,746 PT shares at Euro 8.66 per share
  49,182 PT shares at Euro 8.67 per share
  142,634 PT shares at Euro 8.68 per share
  77,262 PT shares at Euro 8.69 per share
  44,433 PT shares at Euro 8.70 per share

12 May 2004 - Acquisition of 500,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  19,527 PT shares at Euro 8.54 per share
  57,117 PT shares at Euro 8.55 per share
  26,474 PT shares at Euro 8.56 per share
  25,256 PT shares at Euro 8.57 per share
  46,026 PT shares at Euro 8.58 per share
  40,600 PT shares at Euro 8.59 per share
  5,000 PT shares at Euro 8.60 per share
  32,318 PT shares at Euro 8.61 per share
  30,710 PT shares at Euro 8.62 per share
  52,500 PT shares at Euro 8.63 per share
  85,000 PT shares at Euro 8.64 per share
  30,000 PT shares at Euro 8.65 per share
  44,472 PT shares at Euro 8.66 per share
  5,000 PT shares at Euro 8.67 per share

13 May 2004 - Acquisition of 500,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  25,000 PT shares at Euro 8.42 per share
  15,000 PT shares at Euro 8.43 per share
  15,675 PT shares at Euro 8.44 per share
  82,825 PT shares at Euro 8.45 per share
  13,139 PT shares at Euro 8.46 per share
  10,000 PT shares at Euro 8.47 per share
  54,582 PT shares at Euro 8.48 per share
  9,750 PT shares at Euro 8.49 per share
  56,200 PT shares at Euro 8.50 per share
  46,554 PT shares at Euro 8.51 per share
  76,259 PT shares at Euro 8.52 per share
  50,329 PT shares at Euro 8.53 per share
  9,747 PT shares at Euro 8.54 per share
  34,940 PT shares at Euro 8.55 per share

14 May 2004 - Acquisition of 200,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  2,364 PT shares at Euro 8.35 per share
  60,000 PT shares at Euro 8.36 per share
  72,636 PT shares at Euro 8.37 per share
  65,000 PT shares at Euro 8.38 per share

17 May 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  2,500 PT shares at Euro 8.06 per share
  55,000 PT shares at Euro 8.07 per share
  21,000 PT shares at Euro 8.08 per share
  51,000 PT shares at Euro 8.09 per share
  72,360 PT shares at Euro 8.10 per share
  97,221 PT shares at Euro 8.11 per share
  69,000 PT shares at Euro 8.12 per share
  22,000 PT shares at Euro 8.13 per share
  27,718 PT shares at Euro 8.14 per share
  96,614 PT shares at Euro 8.15 per share
  14,509 PT shares at Euro 8.16 per share
  10,000 PT shares at Euro 8.17 per share
  53,378 PT shares at Euro 8.18 per share
  17,700 PT shares at Euro 8.19 per share

18 May 2004 - Acquisition of 515,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  16,000 PT shares at Euro 8.30 per share
  5,000 PT shares at Euro 8.31 per share
  5,000 PT shares at Euro 8.32 per share
  55,000 PT shares at Euro 8.35 per share
  18,500 PT shares at Euro 8.36 per share
  43,000 PT shares at Euro 8.37 per share
  17,500 PT shares at Euro 8.38 per share
  27,679 PT shares at Euro 8.39 per share
  99,087 PT shares at Euro 8.40 per share
  20,734 PT shares at Euro 8.41 per share
  50,992 PT shares at Euro 8.42 per share
  24,500 PT shares at Euro 8.43 per share
  20,430 PT shares at Euro 8.44 per share
  28,570 PT shares at Euro 8.45 per share
  5,000 PT shares at Euro 8.46 per share
  10,000 PT shares at Euro 8.47 per share
  17,794 PT shares at Euro 8.48 per share
  45,214 PT shares at Euro 8.49 per share
  5,000 PT shares at Euro 8.50 per share

20 May 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  21,720 PT shares at Euro 8.40 per share
  38,296 PT shares at Euro 8.44 per share
  12,000 PT shares at Euro 8.45 per share
  31,500 PT shares at Euro 8.46 per share
  37,100 PT shares at Euro 8.47 per share
  89,056 PT shares at Euro 8.48 per share
  136,984 PT shares at Euro 8.49 per share
  33,344 PT shares at Euro 8.50 per share

21 May 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  2,500 PT shares at Euro 8.47 per share
  10,000 PT shares at Euro 8.48 per share
  7,200 PT shares at Euro 8.49 per share
  33,200 PT shares at Euro 8.50 per share
  16,300 PT shares at Euro 8.51 per share
  23,200 PT shares at Euro 8.52 per share
  38,000 PT shares at Euro 8.53 per share
  145,600 PT shares at Euro 8.54 per share
  105,000 PT shares at Euro 8.55 per share
  5,000 PT shares at Euro 8.56 per share
  14,000 PT shares at Euro 8.57 per share

PT has also acquired to ABN AMRO BANK N.V., on 16 June 2004, 43,020,108 PT shares, equivalent to 3.43% of its shares listed in the Lisbon and Oporto Stock Exchange, through an OTC transaction, at an average price of Euro 7.78 per share. This transaction was executed in connection with the physical settlement of an equity swap established with ABN AMRO BANK, N.V.

After these transactions PT holds 54,225,108 of its own shares, equivalent to 4.32% of its share capital. Additionally, PT informs that it has equity swap contracts under the terms of which PT has the option to acquire PT shares, equivalent to 2.19% of its share capital.

Lisbon, 18 June 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.